UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*


                         PROGENICS PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, par value $0.0013
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    743187106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2011
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  Rule 13d-1(b)
              ---
                  Rule 13d-1(c)
              ---
               X  Rule 13d-1(d)
              ---

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   743187106
          -------------------

--------------------------------------------------------------------------------

     1)    Names of Reporting Person

           S.S. or I.R.S. Identification No. of Above Person

                Tudor Investment Corporation
           ---------------------------------------------------------------------
                22-2514825
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

     2)    Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)
               -----------------------------------------------------------------
           (b)    X
               -----------------------------------------------------------------
--------------------------------------------------------------------------------

     3)    SEC Use Only
                           -----------------------------------------------------
--------------------------------------------------------------------------------

     4)    Citizenship or Place of Organization        Delaware
                                                --------------------------------
--------------------------------------------------------------------------------
                   (5)   Sole Voting Power                    0
                                            ------------------------------------
Number of Shares   -------------------------------------------------------------
Beneficially       (6)   Shared Voting Power          2,107,881
Owned by Each                                 ----------------------------------
Reporting Person   -------------------------------------------------------------
With               (7)   Sole Dispositive Power               0
                                                 -------------------------------
                   -------------------------------------------------------------
                   (8)   Shared Dispositive Power     2,107,881
                                                   -----------------------------
--------------------------------------------------------------------------------
     9)    Aggregate Amount Beneficially Owned by Each Reporting
           Person                                              2,107,881
                                                           ---------------------
--------------------------------------------------------------------------------
    10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)
                              --------------------------------------------------
--------------------------------------------------------------------------------

    11)    Percent of Class Represented by Amount in Row 9          6.2%
                                                             -------------------
--------------------------------------------------------------------------------

    12)    Type of Reporting Person (See Instructions)                CO
                                                        ------------------------
--------------------------------------------------------------------------------

CUSIP No.   743187106
          -------------------

--------------------------------------------------------------------------------

     1)    Names of Reporting Person

           S.S. or I.R.S. Identification No. of Above Person

             Tudor Group Holdings LLC
           ---------------------------------------------------------------------
             13-3862746
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

     2)    Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)
               -----------------------------------------------------------------
           (b)    X
               -----------------------------------------------------------------
--------------------------------------------------------------------------------

     3)    SEC Use Only
                           -----------------------------------------------------
--------------------------------------------------------------------------------

     4)    Citizenship or Place of Organization        Delaware
                                                --------------------------------
--------------------------------------------------------------------------------
                   (5)   Sole Voting Power                    0
                                            ------------------------------------
Number of Shares   -------------------------------------------------------------
Beneficially       (6)   Shared Voting Power            234,507
Owned by Each                                 ----------------------------------
Reporting Person   -------------------------------------------------------------
With               (7)   Sole Dispositive Power               0
                                                 -------------------------------
                   -------------------------------------------------------------
                   (8)   Shared Dispositive Power       234,507
                                                   -----------------------------
--------------------------------------------------------------------------------
     9)    Aggregate Amount Beneficially Owned by Each Reporting
           Person                                                234,507
                                                           ---------------------
--------------------------------------------------------------------------------
    10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)
                              --------------------------------------------------
--------------------------------------------------------------------------------

    11)    Percent of Class Represented by Amount in Row 9          0.7%
                                                             -------------------
--------------------------------------------------------------------------------

    12)    Type of Reporting Person (See Instructions)                OO
                                                        ------------------------
--------------------------------------------------------------------------------

CUSIP No.   743187106
          -------------------

--------------------------------------------------------------------------------

     1)    Names of Reporting Person

           S.S. or I.R.S. Identification No. of Above Person

             Paul Tudor Jones, II
           ---------------------------------------------------------------------

           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

     2)    Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)
               -----------------------------------------------------------------
           (b)    X
               -----------------------------------------------------------------
--------------------------------------------------------------------------------

     3)    SEC Use Only
                           -----------------------------------------------------
--------------------------------------------------------------------------------

     4)    Citizenship or Place of Organization             USA
                                                --------------------------------
--------------------------------------------------------------------------------
                   (5)   Sole Voting Power              546,125
                                            ------------------------------------
Number of Shares   -------------------------------------------------------------
Beneficially       (6)   Shared Voting Power          2,342,388
Owned by Each                                 ----------------------------------
Reporting Person   -------------------------------------------------------------
With               (7)   Sole Dispositive Power         546,125
                                                 -------------------------------
                   -------------------------------------------------------------
                   (8)   Shared Dispositive Power     2,342,388
                                                   -----------------------------
--------------------------------------------------------------------------------
     9)    Aggregate Amount Beneficially Owned by Each Reporting
           Person                                              2,888,513
                                                           ---------------------
--------------------------------------------------------------------------------
    10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)
                              --------------------------------------------------
--------------------------------------------------------------------------------

    11)    Percent of Class Represented by Amount in Row 9          8.5%
                                                             -------------------
--------------------------------------------------------------------------------

    12)    Type of Reporting Person (See Instructions)                IN
                                                        ------------------------
--------------------------------------------------------------------------------

CUSIP No.   743187106
          -------------------

--------------------------------------------------------------------------------

     1)    Names of Reporting Person

           S.S. or I.R.S. Identification No. of Above Person

                Mark F. Dalton
           ---------------------------------------------------------------------

           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

     2)    Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)
               -----------------------------------------------------------------
           (b)    X
               -----------------------------------------------------------------
--------------------------------------------------------------------------------

     3)    SEC Use Only
                           -----------------------------------------------------
--------------------------------------------------------------------------------

     4)    Citizenship or Place of Organization             USA
                                                --------------------------------
--------------------------------------------------------------------------------
                   (5)   Sole Voting Power              166,000
                                            ------------------------------------
Number of Shares   -------------------------------------------------------------
Beneficially       (6)   Shared Voting Power          2,358,888
Owned by Each                                 ----------------------------------
Reporting Person   -------------------------------------------------------------
With               (7)   Sole Dispositive Power         166,000
                                                 -------------------------------
                   -------------------------------------------------------------
                   (8)   Shared Dispositive Power     2,358,888
                                                   -----------------------------
--------------------------------------------------------------------------------
     9)    Aggregate Amount Beneficially Owned by Each
           Reporting Person                                    2,524,888
                                                           ---------------------
--------------------------------------------------------------------------------
    10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)
                              --------------------------------------------------
--------------------------------------------------------------------------------

    11)    Percent of Class Represented by Amount in Row 9          7.5%
                                                             -------------------
--------------------------------------------------------------------------------

    12)    Type of Reporting Person (See Instructions)                IN
                                                        ------------------------
--------------------------------------------------------------------------------

CUSIP No.   743187106
          -------------------

--------------------------------------------------------------------------------

     1)    Names of Reporting Person

           S.S. or I.R.S. Identification No. of Above Person

             The Tudor BVI Global Portfolio L.P. (f/k/a The Tudor BVI Global Portfolio Ltd.)
           ---------------------------------------------------------------------
             98-0223576
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

     2)    Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)
               -----------------------------------------------------------------
           (b)    X
               -----------------------------------------------------------------
--------------------------------------------------------------------------------

     3)    SEC Use Only
                           -----------------------------------------------------
--------------------------------------------------------------------------------

     4)    Citizenship or Place of Organization      Cayman Islands
                                                --------------------------------
--------------------------------------------------------------------------------
                   (5)   Sole Voting Power                    0
                                            ------------------------------------
Number of Shares   -------------------------------------------------------------
Beneficially       (6)   Shared Voting Power          1,725,424
Owned by Each                                 ----------------------------------
Reporting Person   -------------------------------------------------------------
With               (7)   Sole Dispositive Power               0
                                                 -------------------------------
                   -------------------------------------------------------------
                   (8)   Shared Dispositive Power     1,725,424
                                                   -----------------------------
--------------------------------------------------------------------------------
     9)    Aggregate Amount Beneficially Owned by Each
           Reporting Person                                    1,725,424
                                                           ---------------------
--------------------------------------------------------------------------------
    10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)
                              --------------------------------------------------
--------------------------------------------------------------------------------

    11)    Percent of Class Represented by Amount in Row 9          5.1%
                                                             -------------------
--------------------------------------------------------------------------------

    12)    Type of Reporting Person (See Instructions)                PN
                                                        ------------------------
--------------------------------------------------------------------------------

CUSIP No.   743187106
          -------------------

--------------------------------------------------------------------------------

     1)    Names of Reporting Person

           S.S. or I.R.S. Identification No. of Above Person

             Tudor Global Fund L.P.
           ---------------------------------------------------------------------
             98-0677065
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

     2)    Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)
               -----------------------------------------------------------------
           (b)    X
               -----------------------------------------------------------------
--------------------------------------------------------------------------------

     3)    SEC Use Only
                           -----------------------------------------------------
--------------------------------------------------------------------------------

     4)    Citizenship or Place of Organization      Cayman Islands
                                                --------------------------------
--------------------------------------------------------------------------------
                   (5)   Sole Voting Power                    0
                                            ------------------------------------
Number of Shares   -------------------------------------------------------------
Beneficially       (6)   Shared Voting Power             94,644
Owned by Each                                 ----------------------------------
Reporting Person   -------------------------------------------------------------
With               (7)   Sole Dispositive Power               0
                                                 -------------------------------
                   -------------------------------------------------------------
                   (8)   Shared Dispositive Power        94,644
                                                   -----------------------------
--------------------------------------------------------------------------------
     9)    Aggregate Amount Beneficially Owned by Each
           Reporting Person                                       94,644
                                                           ---------------------
--------------------------------------------------------------------------------
    10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)
                              --------------------------------------------------
--------------------------------------------------------------------------------

    11)    Percent of Class Represented by Amount in Row 9          0.3%
                                                             -------------------
--------------------------------------------------------------------------------

    12)    Type of Reporting Person (See Instructions)                PN
                                                        ------------------------
--------------------------------------------------------------------------------

CUSIP No.   743187106
          -------------------

--------------------------------------------------------------------------------

     1)    Names of Reporting Person

           S.S. or I.R.S. Identification No. of Above Person

             Tudor Proprietary Trading, L.L.C.
           ---------------------------------------------------------------------
             13-3720063
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

     2)    Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)
               -----------------------------------------------------------------
           (b)    X
               -----------------------------------------------------------------
--------------------------------------------------------------------------------

     3)    SEC Use Only
                           -----------------------------------------------------
--------------------------------------------------------------------------------

     4)    Citizenship or Place of Organization        Delaware
                                                --------------------------------
--------------------------------------------------------------------------------
                   (5)   Sole Voting Power                    0
                                            ------------------------------------
Number of Shares   -------------------------------------------------------------
Beneficially       (6)   Shared Voting Power            219,107
Owned by Each                                 ----------------------------------
Reporting Person   -------------------------------------------------------------
With               (7)   Sole Dispositive Power               0
                                                 -------------------------------
                   -------------------------------------------------------------
                   (8)   Shared Dispositive Power       219,107
                                                   -----------------------------
--------------------------------------------------------------------------------
     9)    Aggregate Amount Beneficially Owned by Each
           Reporting Person                                      219,107
                                                           ---------------------
--------------------------------------------------------------------------------
    10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)
                              --------------------------------------------------
--------------------------------------------------------------------------------

    11)    Percent of Class Represented by Amount in Row 9          0.6%
                                                             -------------------
--------------------------------------------------------------------------------

    12)    Type of Reporting Person (See Instructions)                OO
                                                        ------------------------
--------------------------------------------------------------------------------

CUSIP No.   743187106
          -------------------

--------------------------------------------------------------------------------

     1)    Names of Reporting Person

           S.S. or I.R.S. Identification No. of Above Person

             Tudor Global Trading LLC
           ---------------------------------------------------------------------
             13-3862744
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

     2)    Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)
               -----------------------------------------------------------------
           (b)    X
               -----------------------------------------------------------------
--------------------------------------------------------------------------------

     3)    SEC Use Only
                           -----------------------------------------------------
--------------------------------------------------------------------------------

     4)    Citizenship or Place of Organization        Delaware
                                                --------------------------------
--------------------------------------------------------------------------------
                   (5)   Sole Voting Power                    0
                                            ------------------------------------
Number of Shares   -------------------------------------------------------------
Beneficially       (6)   Shared Voting Power             15,400
Owned by Each                                 ----------------------------------
Reporting Person   -------------------------------------------------------------
With               (7)   Sole Dispositive Power               0
                                                 -------------------------------
                   -------------------------------------------------------------
                   (8)   Shared Dispositive Power        15,400
                                                   -----------------------------
--------------------------------------------------------------------------------
     9)    Aggregate Amount Beneficially Owned by Each
           Reporting Person                                       15,400
                                                           ---------------------
--------------------------------------------------------------------------------
    10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)
                              --------------------------------------------------
--------------------------------------------------------------------------------

    11)    Percent of Class Represented by Amount in Row 9         0.05%
                                                             -------------------
--------------------------------------------------------------------------------

    12)    Type of Reporting Person (See Instructions)                OO
                                                        ------------------------
--------------------------------------------------------------------------------

Item 1(a). Name of Issuer:

           Progenics Pharmaceuticals, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           777 Old Saw Mill River Road
           Tarrytown, NY 10591

Item 2(a). Name of Person Filing:

           Tudor Investment Corporation ("TIC")
           Tudor Group Holdings LLC ("TGH")
           Paul Tudor Jones, II
           Mark F. Dalton
           The Tudor BVI Global Portfolio L.P. ("Tudor BVI")
           Tudor Global Fund L.P. ("TGF")
           Tudor Proprietary Trading, L.L.C. ("TPT")
           Tudor Global Trading LLC ("TGT")

Item 2(b). Address of Principal Business Office or, if none, Residence:

           The principal business office of each of TIC, TGH, TPT, TGF and TGT is:

                       1275 King Street
                       Greenwich, CT 06831

           The principal business office of each of Messrs. Jones and Dalton is:

                       c/o Tudor Investment Corporation
                       1275 King Street
                       Greenwich, CT 06831

           The principal business office of Tudor BVI is:

                       c/o CITCO
                       Kaya Flamboyan 9
                       Curacao, Netherlands Antilles

Item 2(c). Citizenship:

           TIC is a Delaware corporation
           Tudor BVI and TGFare limited partnerships organized under the laws of the Cayman Islands
           Messrs.  Jones and Dalton are citizens of the United States
           TGH, TPT and TGT are Delaware limited liability companies

Item 2(d). Title of Class of Securities:

           Common Stock, par value $0.0013

Item 2(e). CUSIP Number:

           743187106

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) ___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)   ___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) ___ An investment advisor in accordance with ss.240.13d-1(b)(1)(ii)(E).

     (f) ___ An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

     (g) ___ A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

     (h) ___ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) ___ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j) ___ A non-U.S. institution in accordance with ss. 240.13d-1(b)(1)(ii)(J);

     (k)   ___ Group, in accordance with ss. 240.13d-1(b)(1)(ii)(K).

     If filing as a non-U.S. institution in accordance with ss. 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________

Item 4.    Ownership (as of December 31, 2010).

          (a) Amount Beneficially Owned: See Item 9 of cover pages

          (b) Percent of Class: See Item 11 of cover pages

          (c) Number of shares as to which such person has:

             (i)   sole power to vote or to direct the vote
                   See Item 5 of cover pages
                   -------------------------------------------------------------

             (ii)  shared power to vote or to direct the vote
                   See Item 6 of cover pages
                   -------------------------------------------------------------

             (iii) sole power to dispose or to direct the disposition of
                   See Item 7 of cover pages
                   -------------------------------------------------------------

             (iv)  shared power to dispose or to direct the disposition of
                   See Item 8 of cover pages
                   -------------------------------------------------------------

           The shares of common stock ("Shares") reported herein as beneficially owned by TIC, TGH, Mr. Jones and/or Mr. Dalton include shares owned directly by Tudor BVI (1,725,424 Shares), TGF (94,644 Shares), TPT (219,107 Shares), and/or TGT (15,400 Shares).

           Because TIC provides investment advisory services to each of Tudor BVI and TGF and acts as general partner of TGF, TIC may be deemed to beneficially own the Shares owned by Tudor BVI and TGF. TIC expressly disclaims beneficial ownership of such Shares. TGH holds a majority of the equity interests of TGT and indirectly holds a majority of the membership interests of TPT. TGH expressly disclaims beneficial ownership of the Shares beneficially owned by each of such entities. Mr. Dalton, as the sole general partner of D.F. Partners, a New York limited partnership, may be deemed to beneficially own the Shares owned by such entity (16,500 shares). Mr. Dalton expressly disclaims beneficial ownership of such Shares. Mr. Jones is the Co-Chairman and principal equity owner of TIC and TGH. Mr. Jones expressly disclaims beneficial ownership of the Shares beneficially owned, or deemed beneficially owned, by such entities. Mr. Dalton is (i) the Co-Chairman, Chief Executive Officer, President, and an equity owner of TIC and (ii) the Co-Chairman, Chief Executive Officer, and an equity owner of TGH. Mr. Dalton expressly disclaims beneficial ownership of the Shares beneficially owned, or deemed beneficially owned, by such entities.

           On July 1, 2011, in connection with an internal restructuring, the beneficial owner of TGF redeemed a portion of its interest in Tudor BVI and received its pro rata number of Shares representing the redeemed interest. Such Shares were immediately contributed to TGF. There was no change in beneficial ownership as a result of such restructuring.

           The Shares reported herein under Items 5 and 7 of Mr. Jones' cover page include 4,600 Shares held directly by Mr. Jones' individual retirement account.

           The Shares reported herein under Items 5 and 7 of Mr. Dalton's cover page include 87,500 immediately exercisable options (the "Options"). Further, the Shares reported herein under Items 5 and 7 of Mr. Dalton's cover page include 78,500 of the Shares.

Item 5.    Ownership of Five Percent or Less of a Class.

               Not applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parents Holding Company.

               Not applicable

Item 8.    Identification and Classification of Members of the Group.

               See cover pages

Item 9.    Notice of Dissolution of Group.

               Not applicable

Item 10.   Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          Dated: February 14, 2012

                                          TUDOR INVESTMENT CORPORATION


                                          By:  /s/ Stephen N. Waldman
                                              ----------------------------------
                                              Stephen N. Waldman
                                              Managing Director and Associate
                                                General Counsel

                                          TUDOR GROUP HOLDINGS LLC


                                          By:  /s/ Stephen N. Waldman
                                              ----------------------------------
                                              Stephen N. Waldman
                                              Managing Director and Associate
                                                General Counsel



                                               /s/ Paul Tudor Jones, II
                                          --------------------------------------
                                              Paul Tudor Jones, II



                                               /s/ Mark F. Dalton
                                          --------------------------------------
                                              Mark F. Dalton


                                          THE TUDOR BVI GLOBAL PORTFOLIO L.P.

                                          By:  Tudor BVI GP Ltd.
                                          Its: General Partner

                                          By:  Tudor Investment Corporation,
                                               Trading Advisor

                                          By:  /s/ Stephen N. Waldman
                                              ----------------------------------
                                              Stephen N. Waldman
                                              Managing Director and Associate
                                                General Counsel

                                          TUDOR GLOBAL FUND L.P.

                                          By:  Tudor Investment Corporation,
                                          Its: General Partner


                                          By:  /s/ Stephen N. Waldman
                                              ----------------------------------
                                              Stephen N. Waldman
                                              Managing Director and Associate
                                                General Counsel


                                          TUDOR PROPRIETARY TRADING, L.L.C.


                                          By:  /s/ Stephen N. Waldman
                                              ----------------------------------
                                              Stephen N. Waldman
                                              Managing Director and Associate
                                                General Counsel

                                          TUDOR GLOBAL TRADING LLC


                                          By:  /s/ Stephen N. Waldman
                                              ----------------------------------
                                              Stephen N. Waldman
                                              Managing Director and Associate
                                                General Counsel